EXHIBIT 99.2

Q2

Supplementary Financial Information

Second Quarter 2011

BCE Investor Relations
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

Bell

BCE Inc. (1)
Consolidated Operational Data

($ millions of Canadian dollars, except per share amounts) (unaudited)	Q2 2011	Q2 2010	$ change	% change		YTD 2011	YTD 2010	$ change	% change

Operating revenues	4,955	4,440	515	11.6%		9,421	8,873	548	6.2%
Operating costs (A)	(2,908)	(2,548)	(360)	(14.1%)		(5,482)	(5,175)	(307)	(5.9%)
Pension current service costs	(61)	(49)	(12)	(24.5%)		(120)	(102)	(18)	(17.6%)
EBITDA (3)	1,986	1,843	143	7.8%		3,819	3,596	223	6.2%
EBITDA margin (5)	40.1%	41.5%		(1.4	) pts	40.5%	40.5%		-
Depreciation	(638)	(595)	(43)	(7.2%)		(1,249)	(1,181)	(68)	(5.8%)
Amortization of intangible assets	(183)	(183)	-	-		(362)	(363)	1	0.3%
Severance, acquisition and other costs	(219)	(15)	(204)	n.m.		(280)	(47)	(233)	n.m.
Finance costs
Interest expense	(226)	(170)	(56)	(32.9%)		(417)	(342)	(75)	(21.9%)
Interest on employee benefit obligations	(247)	(248)	1	0.4%		(489)	(496)	7	1.4%
Interest on fund unit liability	-	(93)	93	100.0%		-	(185)	185	100.0%
Expected return on pension plan assets	259	224	35	15.6%		513	449	64	14.3%
Other income	145	39	106	n.m.		123	308	(185)	(60.1%)
Earnings before income taxes	877	802	75	9.4%		1,658	1,739	(81)	(4.7%)
Income taxes	(194)	(172)	(22)	(12.8%)		(393)	(375)	(18)	(4.8%)
Net earnings	683	630	53	8.4%		1,265	1,364	(99)	(7.3%)
Net earnings attributable to:
Common shareholders	590	605	(15)	(2.5%)		1,093	1,311	(218)	(16.6%)
Preferred shareholders	31	27	4	14.8%		60	56	4	7.1%
Non-controlling interest	62	(2)	64	n.m.		112	(3)	115	n.m.
Net earnings	683	630	53	8.4%		1,265	1,364	(99)	(7.3%)
Net earnings per common share - basic	$0.76	$0.80	$(0.04)	(5.0%)		$1.43	$1.72	$(0.29)	(16.9%)
Net earnings per common share - diluted	$0.76	$0.80	$(0.04)	(5.0%)		$1.43	$1.72	$(0.29)	(16.9%)

Dividends per common share	$0.5175	$0.4350	$0.0825	19.0%		$1.010	$0.8700	$0.1400	n.m.

Average number of common shares outstanding - basic (millions)	776.6	759.7				764.8	762.6
Average number of common shares outstanding - diluted (millions)	777.1	760.1				765.3	762.9
Number of common shares outstanding (millions)	777.5	759.1				777.5	759.1

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	590	605	(15)	(2.5%)		1,093	1,311	(218)	(16.6%)
Severance, acquisition and other costs	162	6	156	n.m.		202	31	171	n.m.
Net gains on investments	(89)	(8)	(81)	n.m.		(89)	(133)	44	33.1%
Fair value adjustment on fund unit liability	-	(16)	16	100.0%		-	(163)	163	100.0%
Adjustment to reflect interest on fund unit liability as non-controlling interest	-	8	(8)	100.0%		-	16	(16)	(100.0%)
Adjusted net earnings attributable to common shareholders	663	595	68	11.4%		1,206	1,062	144	13.6%
Impact on net earnings per share	$0.10	$(0.02)	$0.12	n.m.		$0.15	$(0.33)	$0.48	n.m.

Adjusted EPS (4)	$0.86	$0.78	$0.08	10.3%		$1.58	$1.39	$0.19	13.7%

(A)	Excludes pension current service costs
n.m. : not meaningful

BCE Inc. Supplementary Financial Information – Second Quarter 2011  Page 2

BCE Inc.
Consolidated Operational Data - Historical Trend

($ millions of Canadian dollars, except per share amounts) (unaudited)	YTD 2011	Q2 11	Q1 11	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10
Operating revenues	9,421	4,955	4,466	18,069	4,679	4,517	4,440	4,433
Operating costs (A)	(5,482)	(2,908)	(2,574)	(10,684)	(2,882)	(2,627)	(2,548)	(2,627)
Pension current service costs	(120)	(61)	(59)	(200)	(49)	(49)	(49)	(53)
EBITDA	3,819	1,986	1,833	7,185	1,748	1,841	1,843	1,753
EBITDA margin	40.5%	40.1%	41.0%	39.8%	37.4%	40.8%	41.5%	39.5%
Depreciation	(1,249)	(638)	(611)	(2,388)	(607)	(600)	(595)	(586)
Amortization of intangible assets	(362)	(183)	(179)	(737)	(193)	(181)	(183)	(180)
Severance, acquisition and other costs	(280)	(219)	(61)	(262)	(86)	(129)	(15)	(32)
Finance costs
Interest expense	(417)	(226)	(191)	(685)	(174)	(169)	(170)	(172)
Interest on employee benefit obligations	(489)	(247)	(242)	(992)	(248)	(248)	(248)	(248)
Interest on fund unit liability	-	-	-	(370)	(93)	(92)	(93)	(92)
Expected return on pension plan assets	513	259	254	898	224	225	224	225
Other income (expense)	123	145	(22)	173	(68)	(67)	39	269
Earnings before income taxes	1,658	877	781	2,822	503	580	802	937
Income taxes	(393)	(194)	(199)	(632)	(159)	(98)	(172)	(203)
Net earnings	1,265	683	582	2,190	344	482	630	734
Net earnings attributable to:
Common shareholders	1,093	590	503	2,083	318	454	605	706
Preferred shareholders	60	31	29	112	29	27	27	29
Non-controlling interest	112	62	50	(5)	(3)	1	(2)	(1)
Net earnings	1,265	683	582	2,190	344	482	630	734

Net earnings per common share - basic	$1.43	$0.76	$0.67	$2.74	$0.42	$0.60	$0.80	$0.92
Net earnings per common share - diluted	$1.43	$0.76	$0.67	$2.74	$0.42	$0.60	$0.80	$0.92

Dividends per common share	$1.010	$0.5175	$0.4925	$1.785	$0.4575	$0.4575	$0.4350	$0.4350

Average number of common shares outstanding - basic (millions)	764.8	776.6	752.9	759.0	754.1	756.7	759.7	765.7
Average number of common shares outstanding - diluted (millions)	765.3	777.1	753.5	759.5	755.0	757.3	760.1	766.0
Number of common shares outstanding (millions)	777.5	777.5	754.1	752.3	752.3	755.6	759.1	763.0

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	1,093	590	503	2,083	318	454	605	706
Severance, acquisition and other costs	202	162	40	189	67	91	6	25
Net gains on investments	(89)	(89)	-	(133)	-	-	(8)	(125)
Fair value adjustment on fund unit liability	-	-	-	(49)	58	56	(16)	(147)
Adjustment to reflect interest on fund unit liability as non-controlling interest	-	-	-	29	3	10	8	8
Adjusted net earnings attributable to common shareholders	1,206	663	543	2,119	446	611	595	467
Impact on net earnings per share	$0.15	$0.10	$0.05	$0.05	$0.17	$0.21	$(0.02)	$(0.31)

Adjusted EPS	$1.58	$0.86	$0.72	$2.79	$0.59	$0.81	$0.78	$0.61

(A)	Excludes pension current service costs

BCE Inc. Supplementary Financial Information – Second Quarter 2011  Page 3

BCE Inc.
Segmented Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2011	Q2 2010	$ change	% change		YTD 2011	YTD 2010	$ change	% change

Revenues
Bell Wireline	2,630	2,685	(55)	(2.0%)		5,302	5,432	(130)	(2.4%)
Bell Wireless	1,276	1,203	73	6.1%		2,527	2,349	178	7.6%
Bell Media	529	-	529	n.m.		529	-	529	n.m.
Inter-segment eliminations	(73)	(45)	(28)	(62.2%)		(114)	(93)	(21)	(22.6%)
Total Bell	4,362	3,843	519	13.5%		8,244	7,688	556	7.2%
Bell Aliant	692	700	(8)	(1.1%)		1,374	1,389	(15)	(1.1%)
Inter-segment eliminations	(99)	(103)	4	3.9%		(197)	(204)	7	3.4%
Total BCE Inc.	4,955	4,440	515	11.6%		9,421	8,873	548	6.2%

Operating costs
Bell Wireline	(1,559)	(1,640)	81	4.9%		(3,187)	(3,383)	196	5.8%
Bell Wireless	(816)	(747)	(69)	(9.2%)		(1,606)	(1,482)	(124)	(8.4%)
Bell Media	(406)	-	(406)	n.m.		(406)	-	(406)	n.m.
Inter-segment eliminations	73	45	28	62.2%		114	93	21	22.6%
Total Bell	(2,708)	(2,342)	(366)	(15.6%)		(5,085)	(4,772)	(313)	(6.6%)
Bell Aliant	(360)	(358)	(2)	(0.6%)		(714)	(709)	(5)	(0.7%)
Inter-segment eliminations	99	103	(4)	(3.9%)		197	204	(7)	(3.4%)
Total BCE Inc.	(2,969)	(2,597)	(372)	(14.3%)		(5,602)	(5,277)	(325)	(6.2%)

EBITDA
Bell Wireline	1,071	1,045	26	2.5%		2,115	2,049	66	3.2%
Margin	40.7%	38.9%		1.8	pts	39.9%	37.7%		2.2	pts
Bell Wireless	460	456	4	0.9%		921	867	54	6.2%
Margin	36.1%	37.9%		(1.8	) pts	36.4%	36.9%		(0.5	) pts
Bell Media	123	-	123	n.m.		123	-	123	n.m.
Margin	23.3%	n.m.		n.m.		23.3%	n.m.		n.m.
Total Bell	1,654	1,501	153	10.2%		3,159	2,916	243	8.3%
Margin	37.9%	39.1%		(1.2	) pts	38.3%	37.9%		0.4	pts
Bell Aliant	332	342	(10)	(2.9%)		660	680	(20)	(2.9%)
Margin	48.0%	48.9%		(0.9	) pts	48.0%	49.0%		(1.0	) pts
Total BCE Inc.	1,986	1,843	143	7.8%		3,819	3,596	223	6.2%
Margin	40.1%	41.5%		(1.4	) pts	40.5%	40.5%		0.0	pts
Capital expenditures
Bell Wireline	450	464	14	3.0%		852	852	-	0.0%
Capital Intensity (6)	17.1%	17.3%		0.2	pts	16.1%	15.7%		(0.4	) pts
Bell Wireless	168	84	(84)	(100.0%)		281	137	(144)	n.m.
Capital Intensity	13.2%	7.0%		(6.2	) pts	11.1%	5.8%		(5.3	) pts
Bell Media	27	-	(27)	n.m.		27	-	(27)	n.m.
Capital Intensity	5.1%	n.m.		n.m.		5.1%	n.m.		n.m.
Total Bell	645	548	(97)	(17.7%)		1,160	989	(171)	(17.3%)
Capital Intensity	14.8%	14.3%		(0.5	) pts	14.1%	12.9%		(1.2	) pts
Bell Aliant	155	124	(31)	(25.0%)		274	218	(56)	(25.7%)
Capital Intensity	22.4%	17.7%		(4.7	) pts	19.9%	15.7%		(4.2	) pts
Total BCE Inc.	800	672	(128)	(19.0%)		1,434	1,207	(227)	(18.8%)
Capital Intensity	16.1%	15.1%		(1.0	) pts	15.2%	13.6%		(1.6	) pts

BCE Inc. Supplementary Financial Information – Second Quarter 2011  Page 4

BCE Inc.
Segmented Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2011	Q2 11	Q1 11	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10

Revenues
Bell Wireline	5,302	2,630	2,672	10,948	2,822	2,694	2,685	2,747
Bell Wireless	2,527	1,276	1,251	4,906	1,289	1,268	1,203	1,146
Bell Media	529	529	-	-	-	-	-	-
Inter-segment eliminations	(114)	(73)	(41)	(185)	(46)	(46)	(45)	(48)
Total Bell	8,244	4,362	3,882	15,669	4,065	3,916	3,843	3,845
Bell Aliant	1,374	692	682	2,808	716	703	700	689
Inter-segment eliminations	(197)	(99)	(98)	(408)	(102)	(102)	(103)	(101)
Total BCE Inc.	9,421	4,955	4,466	18,069	4,679	4,517	4,440	4,433

Operating costs
Bell Wireline	(3,187)	(1,559)	(1,628)	(6,854)	(1,803)	(1,668)	(1,640)	(1,743)
Bell Wireless	(1,606)	(816)	(790)	(3,188)	(905)	(801)	(747)	(735)
Bell Media	(406)	(406)	-	-	-	-	-	-
Inter-segment eliminations	114	73	41	185	46	46	45	48
Total Bell	(5,085)	(2,708)	(2,377)	(9,857)	(2,662)	(2,423)	(2,342)	(2,430)
Bell Aliant	(714)	(360)	(354)	(1,435)	(371)	(355)	(358)	(351)
Inter-segment eliminations	197	99	98	408	102	102	103	101
Total BCE Inc.	(5,602)	(2,969)	(2,633)	(10,884)	(2,931)	(2,676)	(2,597)	(2,680)

EBITDA
Bell Wireline	2,115	1,071	1,044	4,094	1,019	1,026	1,045	1,004
Margin	39.9%	40.7%	39.1%	37.4%	36.1%	38.1%	38.9%	36.5%
Bell Wireless	921	460	461	1,718	384	467	456	411
Margin	36.4%	36.1%	36.9%	35.0%	29.8%	36.8%	37.9%	35.9%
Bell Media	123	123	-	-	-	-	-	-
Margin	23.3%	23.3%	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Bell	3,159	1,654	1,505	5,812	1,403	1,493	1,501	1,415
Margin	38.3%	37.9%	38.8%	37.1%	34.5%	38.1%	39.1%	36.8%
Bell Aliant	660	332	328	1,373	345	348	342	338
Margin	48.0%	48.0%	48.1%	48.9%	48.2%	49.5%	48.9%	49.1%
Total BCE Inc.	3,819	1,986	1,833	7,185	1,748	1,841	1,843	1,753
Margin	40.5%	40.1%	41.0%	39.8%	37.4%	40.8%	41.5%	39.5%
Capital expenditures
Bell Wireline	852	450	402	2,019	646	521	464	388
Capital Intensity	16.1%	17.1%	15.0%	18.4%	22.9%	19.3%	17.3%	14.1%
Bell Wireless	281	168	113	485	225	123	84	53
Capital Intensity	11.1%	13.2%	9.0%	9.9%	17.5%	9.7%	7.0%	4.6%
Bell Media	27	27	-	-	-	-	-	-
Capital Intensity	5.1%	5.1%	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Bell	1,160	645	515	2,504	871	644	548	441
Capital Intensity	14.1%	14.8%	13.3%	16.0%	21.4%	16.4%	14.3%	11.5%
Bell Aliant	274	155	119	494	163	113	124	94
Capital Intensity	19.9%	22.4%	17.4%	17.6%	22.8%	16.1%	17.7%	13.6%
Total BCE Inc.	1,434	800	634	2,998	1,034	757	672	535
Capital Intensity	15.2%	16.1%	14.2%	16.6%	22.1%	16.8%	15.1%	12.1%

BCE Inc. Supplementary Financial Information – Second Quarter 2011  Page 5

Bell Wireline (2)

	Q2	Q2			YTD	YTD
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2011	2010	% change		2011	2010	% change
Bell Wireline
Local & access	726	758	(4.2%)		1,455	1,520	(4.3%)
Long distance	227	231	(1.7%)		461	467	(1.3%)
Data	933	963	(3.1%)		1,888	1,978	(4.6%)
Video	460	434	6.0%		920	862	6.7%
Equipment & other	208	220	(5.5%)		427	447	(4.5%)
Total external revenues	2,554	2,606	(2.0%)		5,151	5,274	(2.3%)
Inter-segment revenues	76	79	(3.8%)		151	158	(4.4%)
Total Bell Wireline operating revenue	2,630	2,685	(2.0%)		5,302	5,432	(2.4%)
Operating costs	(1,559)	(1,640)	4.9%		(3,187)	(3,383)	5.8%
EBITDA	1,071	1,045	2.5%		2,115	2,049	3.2%
EBITDA Margin	40.7%	38.9%	1.8	pts	39.9%	37.7%	2.2	pts

Capital expenditures	450	464	3.0%		852	852	-
Capital intensity	17.1%	17.3%	0.2	pts	16.1%	15.7%	0.4	pts

Local
Network access services (NAS)
Residential	3,461,121	3,713,920	(6.8%)		3,461,121	3,713,920	(6.8%)
Business	2,854,844	2,918,126	(2.2%)		2,854,844	2,918,126	(2.2%)
Total	6,315,965	6,632,046	(4.8%)		6,315,965	6,632,046	(4.8%)
Network access service net (losses)/activations
Residential	(83,479)	(96,992)	13.9%		(147,766)	(172,610)	14.4%
Business	(17,018)	(32,155)	47.1%		(11,974)	(56,366)	78.8%
Total	(100,497)	(129,147)	22.2%		(159,740)	(228,976)	30.2%
Internet
High Speed Internet net activations	1,275	(3,899)	n.m.		14,436	6,568	n.m.
High Speed Internet subscribers EOP	2,111,762	2,063,559	2.3%		2,111,762	2,063,559	2.3%
Video
Net subscriber activations	6,072	9,775	(37.9%)		13,735	29,664	(53.7%)
Total subscribers EOP	2,033,833	1,978,541	2.8%		2,033,833	1,978,541	2.8%
ARPU (7) ($/month)	76.22	73.43	3.8%		75.75	73.01	3.8%
Churn (8) (%) (average per month)	1.7%	1.3%	(0.4	) pts	1.5%	1.2%	(0.3	) pts

BCE Inc. Supplementary Financial Information – Second Quarter 2011  Page 6

Bell Wireline - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2011	Q2 11	Q1 11	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10
Bell Wireline
Local & access	1,455	726	729	3,012	733	759	758	762
Long distance	461	227	234	923	232	224	231	236
Data	1,888	933	955	3,985	1,035	972	963	1,015
Video	920	460	460	1,749	450	437	434	428
Equipment & other	427	208	219	962	292	223	220	227
Total external revenues	5,151	2,554	2,597	10,631	2,742	2,615	2,606	2,668
Inter-segment revenues	151	76	75	317	80	79	79	79
Total Bell Wireline operating revenue	5,302	2,630	2,672	10,948	2,822	2,694	2,685	2,747
Operating costs	(3,187)	(1,559)	(1,628)	(6,854)	(1,803)	(1,668)	(1,640)	(1,743)
EBITDA	2,115	1,071	1,044	4,094	1,019	1,026	1,045	1,004
EBITDA Margin	39.9%	40.7%	39.1%	37.4%	36.1%	38.1%	38.9%	36.5%

Capital expenditures	852	450	402	2,019	646	521	464	388
Capital intensity	16.1%	17.1%	15.0%	18.4%	22.9%	19.3%	17.3%	14.1%
Local
Network access services (NAS)
Residential	3,461,121	3,461,121	3,544,600	3,608,887	3,608,887	3,645,437	3,713,920	3,810,912
Business	2,854,844	2,854,844	2,871,862	2,866,818	2,866,818	2,894,440	2,918,126	2,950,281
Total	6,315,965	6,315,965	6,416,462	6,475,705	6,475,705	6,539,877	6,632,046	6,761,193
Network access service net (losses)/activations
Residential	(147,766)	(83,479)	(64,287)	(277,643)	(36,550)	(68,483)	(96,992)	(75,618)
Business	(11,974)	(17,018)	5,044	(107,674)	(27,622)	(23,686)	(32,155)	(24,211)
Total	(159,740)	(100,497)	(59,243)	(385,317)	(64,172)	(92,169)	(129,147)	(99,829)
Internet
High Speed Internet net activations	14,436	1,275	13,161	40,335	12,099	21,668	(3,899)	10,467
High Speed Internet subscribers EOP	2,111,762	2,111,762	2,110,487	2,097,326	2,097,326	2,085,227	2,063,559	2,067,458
Video
Net subscriber activations	13,735	6,072	7,663	71,221	23,019	18,538	9,775	19,889
Total subscribers EOP	2,033,833	2,033,833	2,027,761	2,020,098	2,020,098	1,997,079	1,978,541	1,968,766
ARPU ($/month)	75.75	76.22	75.76	73.49	74.79	73.34	73.43	72.60
Churn (%) (average per month)	1.5%	1.7%	1.4%	1.4%	1.5%	1.6%	1.3%	1.1%

BCE Inc. Supplementary Financial Information – Second Quarter 2011  Page 7

Bell Wireless (2)

	Q2	Q2			YTD	YTD
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2011	2010	% change		2011	2010	% change
Bell Wireless
Revenue
Service	1,174	1,111	5.7%		2,319	2,164	7.2%
Product	92	84	9.5%		191	170	12.4%
Total external Bell Wireless revenues	1,266	1,195	5.9%		2,510	2,334	7.5%
Inter-segment	10	8	25.0%		17	15	13.3%
Total Bell Wireless operating revenues	1,276	1,203	6.1%		2,527	2,349	7.6%
Operating costs	(816)	(747)	(9.2%)		(1,606)	(1,482)	(8.4%)
EBITDA	460	456	0.9%		921	867	6.2%
EBITDA margin (Total revenues)	36.1%	37.9%	(1.8	) pts	36.4%	36.9%	(0.5	) pts
EBITDA margin (Service revenues)	39.2%	41.0%	(1.8	) pts	39.7%	40.1%	(0.4	) pts

Capital expenditures	168	84	(100.0%)		281	137	n.m.
Capital intensity	13.2%	7.0%	(6.2	) pts	11.1%	5.8%	(5.3	) pts
Wireless gross activations	474,900	480,639	(1.2%)		898,699	909,473	(1.2%)
Postpaid	341,645	300,579	13.7%		641,302	564,891	13.5%
Wireless net activations	36,507	98,459	(62.9%)		41,799	154,084	(72.9%)
Postpaid	94,309	102,754	(8.2%)		174,957	183,966	(4.9%)
Wireless subscribers EOP	7,283,847	6,987,386	4.2%		7,283,847	6,987,386	4.2%
Postpaid	5,716,326	5,225,196	9.4%		5,716,326	5,225,196	9.4%
Average revenue per unit (ARPU)($/month)	52.99	52.12	1.7%		52.34	51.10	2.4%
Prepaid	16.88	18.35	(8.0%)		16.10	17.61	(8.6%)
Postpaid	63.18	63.66	(0.8%)		62.85	62.70	0.2%
Churn (%) (average per month)	2.0%	1.8%	(0.2	) pts	2.0%	1.8%	(0.2	) pts
Prepaid	3.7%	3.4%	(0.3	) pts	3.7%	3.4%	(0.3	) pts
Postpaid	1.5%	1.3%	(0.2	) pts	1.5%	1.3%	(0.2	) pts
Usage per subscriber (min/month)	282	284	(0.7%)		271	271	-
Cost of acquisition (COA) (9) ($/sub) (A)	400	335	(19.4%)		384	328	(17.1%)

(A)	In Q1 2011, we changed our methodology for calculating Wireless COA to better align with Canadian industry practice. All prior periods have been restated for comparability.

BCE Inc. Supplementary Financial Information – Second Quarter 2011  Page 8

Bell Wireless - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2011	Q2 11	Q1 11	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10
Bell Wireless
Revenue
Service	2,319	1,174	1,145	4,469	1,148	1,157	1,111	1,053
Product	191	92	99	407	134	103	84	86
Total external Bell Wireless revenues	2,510	1,266	1,244	4,876	1,282	1,260	1,195	1,139
Inter-segment	17	10	7	30	7	8	8	7
Total Bell Wireless operating revenues	2,527	1,276	1,251	4,906	1,289	1,268	1,203	1,146
Operating costs	(1,606)	(816)	(790)	(3,188)	(905)	(801)	(747)	(735)
EBITDA	921	460	461	1,718	384	467	456	411
EBITDA margin (Total revenues)	36.4%	36.1%	36.9%	35.0%	29.8%	36.8%	37.9%	35.9%
EBITDA margin (Service revenues)	39.7%	39.2%	40.3%	38.4%	33.4%	40.4%	41.0%	39.0%

Capital expenditures	281	168	113	485	225	123	84	53
Capital intensity	11.1%	13.2%	9.0%	9.9%	17.5%	9.7%	7.0%	4.6%
Wireless gross activations	898,699	474,900	423,799	1,999,482	552,714	537,295	480,639	428,834
Postpaid	641,302	341,645	299,657	1,332,086	399,041	368,154	300,579	264,312
Wireless net activations	41,799	36,507	5,292	408,746	116,782	137,880	98,459	55,625
Postpaid	174,957	94,309	80,648	500,139	156,708	159,465	102,754	81,212
Wireless subscribers EOP	7,283,847	7,283,847	7,247,340	7,242,048	7,242,048	7,125,266	6,987,386	6,888,927
Postpaid	5,716,326	5,716,326	5,622,017	5,541,369	5,541,369	5,384,661	5,225,196	5,122,442
Average revenue per unit (ARPU)($/month)	52.34	52.99	51.68	52.03	52.34	53.54	52.12	50.07
Prepaid	16.10	16.88	15.36	17.76	16.96	18.85	18.35	16.87
Postpaid	62.85	63.18	62.51	63.49	63.47	65.04	63.66	61.72
Churn (%)(average per month)	2.0%	2.0%	1.9%	1.9%	2.0%	1.9%	1.8%	1.8%
Prepaid	3.7%	3.7%	3.7%	3.5%	3.6%	3.4%	3.4%	3.4%
Postpaid	1.5%	1.5%	1.4%	1.4%	1.5%	1.4%	1.3%	1.2%
Usage per subscriber (min/month)	271	282	256	274	277	280	284	259
Cost of acquisition (COA)($/sub) (A)	384	400	366	358	411	355	335	321

(A)	In Q1 2011, we changed our methodology for calculating Wireless COA to better align with Canadian industry practice. All prior periods have been restated for comparability.

BCE Inc. Supplementary Financial Information – Second Quarter 2011  Page 9

BCE Inc.
Net debt and other information

BCE Inc. - Net debt and preferreds

At June 30, 2011	BCE Inc.
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
		Bell
	Bell	Aliant	BCE Inc.
Debt due within one year	1,843	396	2,239
Long-term debt	10,042	2,657	12,699
Preferred shares - BCE (A)	1,385	-	1,385
Cash and cash equivalents	(263)	(13)	(276)
Net debt	13,007	3,040	16,047

Bell - Net debt and preferreds
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	June 30	March 31	Dec. 31
	2011	2011	2010

Debt due within one year	1,843	2,279	1,766
Long-term debt	10,042	9,189	8,221
Preferred shares - BCE (A)	1,385	1,385	1,385
Cash and cash equivalents	(263)	(2,147)	(749)
Net Debt	13,007	10,706	10,623

Net Debt / Adjusted EBITDA (B)	2.06	1.73	1.74
Adjusted EBITDA (B) / Net interest, excluding interest on employee benefit obligations and interest expense on fund unit liability and including 50% of preferred dividends	9.93	10.46	10.67

Bell Media - Proportionate Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2011

Proportionate Net Debt	275
Proportionate EBITDA	103

Cash Flow Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2011	Q2 2010	$ change	% change	YTD 2011	YTD 2010	$ change	% change
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	1,065	1,105	(40)	(3.6%)	1,802	2,061	(259)	(12.6%)
Capital expenditures	(645)	(548)	(97)	(17.7%)	(1,160)	(989)	(171)	(17.3%)
Dividends paid on preferred shares	(28)	(27)	(1)	(3.7%)	(56)	(55)	(1)	(1.8%)
Dividends/distributions paid by subsidiaries to non-controlling interest	(12)	-	(12)	n.m.	(12)	-	(12)	n.m.
Bell Aliant distributions to BCE	47	72	(25)	(34.7%)	118	145	(27)	(18.6%)
FCF	427	602	(175)	(29.1%)	692	1,162	(470)	(40.4%)

Cash Flow Information - Historical Trend
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2011	Q2 2011	Q1 2011	Total 2010	Q4 2010	Q3 2010	Q2 2010	Q1 2010

Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	1,802	1,065	737	3,758	295	1,402	1,105	956
Capital expenditures	(1,160)	(645)	(515)	(2,504)	(871)	(644)	(548)	(441)
Dividends paid on preferred shares	(56)	(28)	(28)	(108)	(28)	(25)	(27)	(28)
Dividends/distributions paid by subsidiaries to non-controlling interest	(12)	(12)	-	-	-	-	-	-
Bell Aliant distributions to BCE	118	47	71	291	73	73	72	73
FCF	692	427	265	1,437	(531)	806	602	560

(A)	Net debt includes 50% of preferred shares.
(B)	Adjusted EBITDA is defined as EBITDA including dividends / distributions from Bell Aliant to BCE and is based on trailling 12 months data.

BCE Inc. Supplementary Financial Information – Second Quarter 2011  Page 10

BCE Inc.
Consolidated Statements of Financial Position Data

	June 30	March 31	December 31
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2011	2011	2010

ASSETS
Current assets
Cash	27	2,069	129
Cash equivalents	249	103	642
Trade and other receivables	3,211	2,580	2,885
Current tax receivable	87	97	139
Inventory	414	424	431
Prepaid expenses	404	450	224
Other current assets	110	106	205
Total current assets	4,502	5,829	4,655
Non-current assets
Property, plant and equipment	18,330	17,582	17,775
Intangible assets	8,116	6,288	6,201
Deferred tax assets	451	437	501
Investments in associates and joint ventures	308	313	303
Other non-current assets	550	669	652
Goodwill	7,253	5,806	5,806
Total non-current assets	35,008	31,095	31,238
Total assets	39,510	36,924	35,893
LIABILITIES
Current liabilities
Trade and other payables	3,595	3,232	3,815
Interest payable	134	135	143
Dividends payable	414	383	356
Current tax liabilities	139	78	37
Other current liabilities	46	51	33
Debt due within one year	2,239	3,049	2,570
Total current liabilities	6,567	6,928	6,954
Non-current liabilities
Long-term debt	12,699	11,556	10,581
Fund unit liability	-	-	3,060
Deferred tax liabilities	784	579	526
Employee benefit obligation	3,142	2,786	3,302
Other non-current liabilities	1,573	1,280	1,302
Total non-current liabilities	18,198	16,201	18,771
Total liabilities	24,765	23,129	25,725

Equity
Equity attributable to owners
Preferred shares	2,770	2,770	2,770
Common shares	13,568	12,745	12,691
Contributed surplus	2,531	2,536	2,579
Accumulated other comprehensive (loss) income	(43)	48	66
Deficit	(4,988)	(4,970)	(7,952)
Total equity attributable to owners	13,838	13,129	10,154
Non-controlling interest	907	666	14
Total equity	14,745	13,795	10,168
Total liabilities and equity	39,510	36,924	35,893

Number of common shares outstanding	777.5	754.1	752.3

BCE Inc. Supplementary Financial Information – Second Quarter 2011  Page 11

BCE Inc.
Consolidated Cash Flow Data

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2011	Q2 2010	$ change		YTD 2011	YTD 2010	$ change

Net earnings	683	630	53		1,265	1,364	(99)
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization of intangible assets	821	778	43		1,611	1,544	67
Net employee benefit plans cost	49	73	(24)		96	149	(53)
Severance, acquisition and other costs	219	15	204		280	47	233
Net interest expense	212	262	(50)		401	524	(123)
Gains on investments	(89)	(10)	(79)		(89)	(135)	46
Income taxes	194	172	22		393	375	18
Contributions to employee pension plans	(85)	(144)	59		(439)	(299)	(140)
Payments under other employee future benefit plans	(27)	(24)	(3)		(51)	(48)	(3)
Severance and other costs paid	(59)	(49)	(10)		(306)	(143)	(163)
Acquisition costs paid	(31)	(2)	(29)		(35)	(6)	(29)
Interest paid	(216)	(305)	89		(383)	(555)	172
Income taxes paid (net of refunds)	(25)	(36)	11		(33)	(60)	27
Operating assets and liabilities	(265)	(39)	(226)		(595)	(432)	(163)
Cash flows from operating activities	1,381	1,321	60		2,115	2,325	(210)
Bell Aliant dividends/distributions paid to BCE	47	72	(25)		118	145	(27)
Capital expenditures	(800)	(672)	(128)		(1,434)	(1,207)	(227)
Cash dividends paid on preferred shares	(28)	(27)	(1)		(56)	(55)	(1)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(77)	-	(77)		(168)	-	(168)
Acquisition costs paid	31	2	29		35	6	29
Bell Aliant Free Cash Flow	(127)	(94)	(33)		82	(52)	134
Free Cash Flow (4)	427	602	(175)		692	1,162	(470)
Bell Aliant free cash flow, excluding dividends/distributions paid	80	22	58		(200)	(93)	(107)
Business acquisitions	(680)	4	(684)		(680)	13	(693)
Acquisition costs paid	(31)	(2)	(29)		(35)	(6)	(29)
Business dispositions	-	8	(8)		2	8	(6)
Increase in investments	(2)	(25)	23		(4)	(33)	29
Decrease in investments	45	123	(78)		48	133	(85)
Other investing activities	(1)	3	(4)		3	6	(3)
(Decrease) increase in notes payable and bank advances	(656)	(9)	(647)		(130)	99	(229)
Reduction in trade receivables securitization program	(348)	(19)	(329)		(350)	(19)	(331)
Issue of long-term debt	1,301	-	1,301		2,303	-	2,303
Repayment of long-term debt	(1,739)	(175)	(1,564)		(1,815)	(231)	(1,584)
Cash dividends paid on common shares	(371)	(333)	(38)		(715)	(643)	(72)
Issue of common shares	51	12	39		100	13	87
Repurchase of common shares	-	(125)	125		-	(250)	250
Issue of equity securities by subsidiaries to non-controlling interest	-	-	-		288	-	288
Other financing activities	28	90	(62)		(2)	79	(81)
	(2,323)	(426)	(1,897)		(1,187)	(924)	(263)
Net (decrease) increase in cash and cash equivalents	(1,896)	176	(2,072)		(495)	238	(733)
Cash and cash equivalents at beginning of period	2,172	746	1,426		771	684	87
Cash and cash equivalents at end of period	276	922	(646)		276	922	(646)

Other information
Cash flow per share (10)	$0.76	$0.98	$(0.22)		$0.89	$1.71	$(0.82)
Annualized cash flow yield (11)	3.3%	7.7%	(4.4	) pts	3.3%	7.7%	(4.4	) pts

BCE Inc. Supplementary Financial Information – Second Quarter 2011  Page 12

BCE Inc.
Consolidated Cash Flow Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2011	Q2 11	Q1 11	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10

Net earnings	1,265	683	582	2,190	344	482	630	734
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization of intangible assets	1,611	821	790	3,125	800	781	778	766
Net employee benefit plans cost	96	49	47	294	73	72	73	76
Severance, acquisition and other costs	280	219	61	262	86	129	15	32
Net interest expense	401	212	189	1,049	265	260	262	262
Gains on investments	(89)	(89)	-	(135)	-	-	(10)	(125)
Income taxes	393	194	199	632	159	98	172	203
Contributions to employee pension plans	(439)	(85)	(354)	(1,315)	(901)	(115)	(144)	(155)
Payments under other employee future benefit plans	(51)	(27)	(24)	(98)	(25)	(25)	(24)	(24)
Severance and other costs paid	(306)	(59)	(247)	(238)	(60)	(35)	(49)	(94)
Acquisition costs paid	(35)	(31)	(4)	(24)	(12)	(6)	(2)	(4)
Interest paid	(383)	(216)	(167)	(1,092)	(292)	(245)	(305)	(250)
Income taxes paid (net of refunds)	(33)	(25)	(8)	(129)	(54)	(15)	(36)	(24)
Operating assets and liabilities	(595)	(265)	(330)	(154)	108	170	(39)	(393)
Cash flows from operating activities	2,115	1,381	734	4,367	491	1,551	1,321	1,004
Bell Aliant dividends/distributions paid to BCE	118	47	71	291	73	73	72	73
Capital expenditures	(1,434)	(800)	(634)	(2,998)	(1,034)	(757)	(672)	(535)
Cash dividends paid on preferred shares	(56)	(28)	(28)	(108)	(28)	(25)	(27)	(28)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(168)	(77)	(91)	-	-	-	-	-
Acquisition costs paid	35	31	4	24	12	6	2	4
Bell Aliant Free Cash Flow	82	(127)	209	(139)	(45)	(42)	(94)	42
Free Cash Flow	692	427	265	1,437	(531)	806	602	560
Bell Aliant free cash flow, excluding dividends/distributions paid	(200)	80	(280)	(152)	(28)	(31)	22	(115)
Business acquisitions	(680)	(680)	-	(60)	(73)	-	4	9
Acquisition costs paid	(35)	(31)	(4)	(24)	(12)	(6)	(2)	(4)
Business dispositions	2	-	2	8	-	-	8	-
Increase in investments	(4)	(2)	(2)	(44)	(4)	(7)	(25)	(8)
Decrease in investments	48	45	3	139	-	6	123	10
Other investing activities	3	(1)	4	7	1	-	3	3
(Decrease) increase in notes payable and bank advances	(130)	(656)	526	250	104	47	(9)	108
(Reduction) increase in trade receivables securitization program	(350)	(348)	(2)	(37)	(22)	4	(19)	-
Issue of long-term debt	2,303	1,301	1,002	1,366	1,016	350	-	-
Repayment of long-term debt	(1,815)	(1,739)	(76)	(956)	(321)	(404)	(175)	(56)
Cash dividends paid on common shares	(715)	(371)	(344)	(1,318)	(346)	(329)	(333)	(310)
Issue of common shares	100	51	49	39	11	15	12	1
Repurchase of common shares	-	-	-	(500)	(125)	(125)	(125)	(125)
Issue of equity securities by subsidiaries to non-controlling interest	288	-	288	-	-	-	-	-
Other financing activities	(2)	28	(30)	(68)	(80)	(67)	90	(11)
	(1,187)	(2,323)	1,136	(1,350)	121	(547)	(426)	(498)
Net (decrease) increase in cash and cash equivalents	(495)	(1,896)	1,401	87	(410)	259	176	62
Cash and cash equivalents at beginning of period	771	2,172	771	684	1,181	922	746	684
Cash and cash equivalents at end of period	276	276	2,172	771	771	1,181	922	746

Other information
Cash flow per share	$0.89	$0.76	$0.13	$2.29	$(0.59)	$1.17	$0.98	$0.73
Annualized cash flow yield	3.3%	3.3%	4.3%	5.4%	5.4%	7.8%	7.7%	7.7%

BCE Inc. Supplementary Financial Information – Second Quarter 2011  Page 13

Accompanying Notes

(1)

Throughout this report, BCE means BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries.

(2)

We report our results of operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

In the second quarter of 2011, BCE acquired the remaining 85% of CTV Inc. (CTV) common shares that it did not already own. CTV is a media company that holds specialty television, digital media, conventional TV and radio broadcasting assets. CTV is reported as a new segment, Bell Media. As at the acquisition date, we transferred certain assets from our wireline business segment to this new segment.

In the first quarter of 2011, Bell acquired xwave, a division of Bell Aliant, specializing in IT professional services and advanced technology solutions. As a result, we have restated prior period results for Bell Wireline and Bell Aliant to reflect the change of ownership in xwave between Bell and Bell Aliant. Our reportable segments and consolidated results did not change as a result of this restatement.

(3)

EBITDA

We define EBITDA as operating revenues less operating costs, as shown in the consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. EBITDA also is used as a component in the determination of short-term incentive compensation for all management employees. EBITDA is referred to as an additional GAAP measure because it is displayed on the face of our income statements.

(4)

Non-GAAP Financial Measures

Adjusted net earnings and Adjusted earnings per share (EPS)
 The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net gains/ losses on investments. For 2010, Adjusted net earnings also excludes the fair value adjustments on the fund unit liability and adjusts earnings to reflect the interest on the fund unit liability as non-controlling interest. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.

We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax non-controlling interest, severance, acquisition and other costs, and net gains/losses on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and earnings per share.

BCE Inc. Supplementary Financial Information – Second Quarter 2011  Page 14

Accompanying Notes

Free Cash Flow
The term free cash flow does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

The most comparable IFRS financial measure is cash from operating activities.

(5)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(6)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(7)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.
(8)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(9)

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

(10)	Cash flow per share is calculated as follows: Cash flow from operating activities less capital expenditures Average number of common shares outstanding
(11)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Inc. Supplementary Financial Information – Second Quarter 2011  Page 15